Mail Stop 3561

December 19, 2007

Mr. Brian Kawamura
Terra Firma Technologies, Inc. (formerly Highriver Acquisition Corp.)
175 West Jackson Street
Chicago, Illinois 60604

      Re: Highriver Acquisition Corp.
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 3, 2006
              File No. 000-50942

Dear Mr. Kawamura:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services